                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                CKS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   12561L109
                                   ---------
                                (CUSIP Number)


                                CAROLYN V. AVER
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               USWEB CORPORATION
                        2880 LAKESIDE DRIVE, SUITE 300
                        SANTA CLARA, CALIFORNIA  95054
                                (408) 987-3200

                                with a copy to:

                               Mark Bonham, Esq.
                       Wilson Sonsini Goodridge & Rosati
                           Professional Corporation
                              650 Page Mill Road
                             Palo Alto, CA  94304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 1, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 12561L109                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      USWEB CORPORATION (I.R.S. Employer Identification Number. 870551650)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    3,074,681 (1)
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    5,196,839

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    3,074,681 (1)
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    8,271,520
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    44.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Note (1): Represents option, exercisable upon certain events, to purchase out of the authorized but unissued shares of CKS Common Stock a number equal to 19.9% of the shares issued and outstanding as of the date of exercise. Assuming that the option were exercisable and assuming that the shares of CKS Common Stock issued and outstanding on the date of exercise equaled that of September 1, 1998, USWeb could purchase up to 3,074,681 shares of Common Stock.

_____________________                                       ___________________
 CUSIP NO. 12561L109                                         PAGE 3 OF 8 PAGES
_____________________                                       ___________________


Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by USWeb Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of Common Stock of CKS Group, Inc., a Delaware corporation ("CKS" or "Issuer"). The principal executive offices of CKS are located at 10441 Bandley Drive, Cupertino, California 95014.

ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the corporation filing this statement is USWeb Corporation, a Delaware corporation ("USWeb"). USWeb's principal business is to provide Intranet, Extranet and Web site solutions and services to businesses. The address of the principal executive offices of USWeb is 2880 Lakeside Drive, Suite 300, Santa Clara, CA 95054. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of USWeb's directors and executive officers, as of the date hereof.

         Neither USWeb, nor to USWeb's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). With the exception of Klaus Schwab who is a citizen of Switzerland, each person listed on Schedule A is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Reorganization dated September 1, 1998, (the "Merger Agreement"), among USWeb, USWeb Acquisition Corporation 134, a Delaware corporation and wholly owned subsidiary of USWeb ("Merger Sub") and CKS, and subject to the conditions set forth therein (including approval by stockholders of USWeb and CKS), Merger Sub will merge with and into CKS and CKS will become a wholly owned subsidiary of USWeb (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into CKS with CKS remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of CKS Common Stock, other than shares owned by Merger Sub, USWeb or any directly or indirectly wholly owned subsidiary of CKS or of USWeb, will be converted into the right to receive 1.5 shares (the "Exchange Ratio") of USWeb Common Stock. At the effective time of the Merger, each outstanding option to purchase CKS Common Stock under CKS's stock option plans (each a "CKS Common Stock Option") will be assumed by USWeb (each an "Assumed Option") and will become an option to purchase that number of shares of USWeb Common Stock equal (subject to rounding) to the number of shares of CKS Common Stock that was

_____________________                                       ___________________
 CUSIP NO. 12561L109                                         PAGE 4 OF 8 PAGES
_____________________                                       ___________________


  subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per share of CKS Common Stock at which such CKS Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. Each of CKS's outstanding employee stock purchase plan options ("ESPP Option") will also be assumed by USWeb at the effective time of the Merger and will have the same terms and conditions set forth in CKS's employee stock purchase plans except that: (i) the ESPP Options will be exercisable for shares of USWeb Common Stock, (ii) the limit on the number of shares of USWeb Common Stock an employee may purchase pursuant to an assumed ESPP Option is nine hundred multiplied by the Exchange Ratio, rounded down to the nearest whole share and (iii) the purchase price per share of USWeb Common Stock shall be equal to 85% of the lesser of (A) the quotient of the closing price of a share of CKS Common Stock on the first day of the offering period divided by the Exchange Ratio, with the result rounded up to the nearest whole cent, or (B) the closing price of a share of USWeb Common Stock on the date on which the ESPP Option is exercised, rounded up to the nearest whole cent.

          The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
  Schedule 13D and incorporated herein in its entirety by reference.

          No monetary consideration was paid by USWeb to the Issuer for the Stock Option Agreement or the Voting Agreements (as those agreements are defined below). Should the Stock Option Agreement be exercisable, USWeb anticipates using working capital to exercise the option.

ITEM 4.   PURPOSE OF TRANSACTION.

          (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly owned subsidiary of USWeb, with and into CKS in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and CKS will continue as the Surviving Corporation and as a wholly owned subsidiary of USWeb. Holders of outstanding CKS Common Stock will receive, in exchange for each share of CKS Common Stock held by them, 1.5 shares of USWeb Common Stock. USWeb will assume the outstanding options issued under CKS stock option plans.

          As an inducement to enter into the Merger Agreement, CKS and USWeb entered into reciprocal option agreements whereby each party granted to the other options to acquire shares of its common stock upon certain triggering events. With respect to the CKS Stock Option Agreement (the "Option Agreement"), dated September 1, 1998, CKS granted to USWeb an irrevocable option (the "Option") to acquire a number of the authorized but unissued shares of CKS Common Stock (the "Option Shares") equal to 19.9% of the number of shares CKS Common Stock issued and outstanding on the date the Option is first exercised for Option Shares at a price per share equal to the lower of
  (i) the Exchange Ratio times the closing of USWeb Common Stock on the trading day before the date of the Option Agreement or (ii) the average closing price of CKS Common Stock on the five trading days immediately prior to the first public announcement or disclosure of a CKS Alternative Proposal (the "Exercise Price"), payable in cash. For purposes of this Schedule, "CKS Alternative Proposal" means any inquiry, proposal or offer from any person or "group" (as defined under Section 13(d) of the Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder) relating to any direct or indirect acquisition or purchase of a substantial amount of assets of CKS or any of its

_____________________                                       ___________________
 CUSIP NO. 12561L109                                         PAGE 5 OF 8 PAGES
_____________________                                       ___________________


  subsidiaries (other than the purchase of CKS's products or services in the ordinary course of business) or more than a 15% interest in the total outstanding voting securities of CKS or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of CKS or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving CKS or any of its subsidiaries, other than the transactions contemplated by this Agreement.

          The Option may only be exercised by USWeb, in whole or in part, at any time or from time to time, from and after:

          (i) the commencement of a tender or exchange offer for 25% or more of any class of CKS's capital stock, or

          (ii) the failure to obtain the required vote of CKS stockholders for approval of the Merger and approval and adoption of the Merger Agreement upon a vote taken at a meeting of CKS stockholders duly convened therefor (or at any adjournment thereof) if at the time of such failure a CKS Alternative Proposal shall have been publicly announced or otherwise publicly disclosed, or

          (iii) the Merger Agreement is terminated by USWeb upon (a) the withdrawal or modification by the Board of Directors of CKS or any committee thereof in a manner adverse to USWeb its approval or recommendation of the Merger or this Agreement, (b) the failure of CKS to include in the proxy statement /prospectus the recommendation of the Board of directors of CKS in favor of approval of the Merger and the Merger Agreement, (c) action taken by the Board of Directors of CKS in connection with a Rule 14d-9 disclosure other than a rejection of a Rule 14d-9 proposal, (d) the recommendation of the Board of Directors of CKS or any committee thereof of any CKS Alternative Proposal or (e) any resolution by the Board of Directors of CKS or any committee thereof to do any of the foregoing, or

          (iv) the Merger Agreement is terminated by CKS at any time prior to the approval of the Merger by CKS stockholders and, in the case of any CKS Superior Proposal other than a CKS Superior Proposal involving the filing of a Registration Statement on Form S-4, following the earlier of (i) three days following the date the Registration Statement is declared effective pursuant to the Securities Act by the SEC or (ii) sixty days following the date hereof, if the Board of Directors of CKS recommends a CKS Superior Proposal to the stockholders of CKS. A "CKS SUPERIOR PROPOSAL" means any bona fide proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 50% of the voting power of CKS Common Stock or all or substantially all the assets of CKS and otherwise on terms which the Board of Directors of CKS determines in its good faith

_____________________                                       ___________________
 CUSIP NO. 12561L109                                         PAGE 6 OF 8 PAGES
_____________________                                       ___________________


     judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to CKS's stockholders than the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of CKS, is capable of being obtained by such third party.

     The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     As a further inducement to USWeb to enter into the Merger Agreement, each stockholder who is a party to a Voting Agreement, dated as of September 1, 1998 (collectively, the "Voting Agreements"), among the parties thereto (collectively, the "Voting Agreement Stockholders") and such Voting Agreement Stockholders, have, by executing a Voting Agreement, irrevocably appointed USWeb as his, her or its lawful attorney and proxy. Such proxies, collectively, give USWeb the limited right to vote each of the 5,196,839 shares of CKS Common Stock beneficially and collectively owned by the Voting Agreement Stockholders in all matters related to the Merger. The shared voting power with the certain shareholders of CKS relates to the same 5,196,839 shares of CKS Common Stock (the "Shares"). The Voting Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference.

     In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, USWeb (or any nominee of the USWeb Board) will be limited, at every CKS stockholders meeting and every written consent in lieu of such meeting to vote the shares in favor of approval of the Merger and the Merger Agreement. The Voting Agreement Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

     The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the form of Voting Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

     (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors of the Merger Sub immediately prior to the effective time of the Merger, together with Pierre Lamonde, Alexandre Balkanski, Barry Linsky and Michael Slade, the four outside directors of CKS as of the date of the Merger Agreement, shall be the initial directors of the Merger Sub. It is anticipated that the initial officers of the Merger Sub shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

_____________________                                       ___________________
 CUSIP NO. 12561L109                                         PAGE 7 OF 8 PAGES
_____________________                                       ___________________


     (e) Upon consummation of the Merger, the number of shares CKS is authorized to issue shall equal 1,000 to be designated Common Stock. Other than the foregoing or as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of CKS shall be amended and restated in its entirety. The Restated Certificate of Incorporation of CKS (the "Restated Certificate") amends the Certificate of Incorporation of CKS, filed September 19, 1995 (the Previous Certificate") by providing: (1) that the name of the corporation is CKS Group Corporation, (2) for a new registered address and agent in Delaware, (3) that aggregate number of shares which CKS is authorized to issue is 1,000 to be designated Common Stock, with the par value of $0.001 and (4) a delineation of the scope and procedure for indemnification. The Restated Certificate also eliminates reference to a classified Board of Directors and does not limit the ability of stockholders to take action by written consent. The foregoing summary of the Restated Certificate is qualified in its entirety by reference to the copy of the form of the Restated Certificate included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the CKS Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, USWeb currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) -
  (j) of Schedule 13D (although USWeb reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) As a result of the Voting Agreements and the Stock Option Agreement, USWeb may be deemed to be the beneficial owner of at least 5,196,839 and 3,074,681 shares of CKS Common Stock, respectively, or an aggregate of 8,271,520 shares. The 3,074,681 shares of CKS Common Stock subject to the Stock Option Agreement is based a percentage of the shares of CKS Common Stock issued and outstanding as of September 1, 1998, and is subject to change should the issued and outstanding shares of CKS Common Stock vary on the date of USWeb's first exercise, if any. The aggregate number of shares for which USWeb may be deemed to be the beneficial owner as a result of the Voting Agreements and the Stock Option Agreement represents 44.0% of the issued and outstanding shares of CKS Common Stock.

     USWeb has shared voting power of all 5,196,839 of the shares subject to the Voting Agreements for the limited purposes described above and sole voting power of the 3,047,095 shares subject to the Stock Option Agreement upon exercise. Under the terms of the Stock Option Agreement, however, USWeb has agreed to vote the shares subject to the Stock Option Agreement

_____________________                                       ___________________
 CUSIP NO. 12561L109                                         PAGE 8 OF 8 PAGES
_____________________                                       ___________________


  in the same proportion as all other shares of the same class are voted. USWeb has the sole power to dispose or to direct the disposition of the 3,074,681 shares of CKS Common Stock subject to the Stock Option Agreement upon exercise.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Each of the persons listed in Schedule A has executed agreements dated September 1, 1998 with CKS and USWeb restricting sales, dispositions or other transactions reducing their risk of investment in respect the shares of USWeb and CKS common stock beneficially owned or subsequently acquired to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes.

          Other than the foregoing, the Merger Agreement, the Stock Option Agreement and Voting Agreements, to the best knowledge of USWeb, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CKS, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Reorganization, dated September 1, 1998, by and among USWeb, Merger Sub, and CKS.

          2. CKS Stock Option Agreement, dated September 1, 1998, by and between USWeb and CKS.

          3. Form of Voting Agreement, dated September 1, 1998, by and among USWeb and certain stockholders of CKS.

          4. Restated Certificate of Incorporation of the CKS Group Corporation, to be filed upon the effective date of the Merger.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 1998

                                         USWEB CORPORATION


                                         By: /s/Carolyn V. Aver
                                             ------------------
                                              Carolyn V. Aver
                                              Executive Vice President and
                                              Chief Financial Officer

                                  Schedule A

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               USWEB CORPORATION

                                                   Present Principal Occupation Including
Name and Title                                     Name of Employer
--------------                                     --------------------------------------
Joseph Firmage                                     USWeb Corporation
Chief Executive Officer and Chairman of            2880 Lakeside Drive, Suite 300
the Board                                          Santa Clara, California  95054

Tobin Corey                                        USWeb Corporation
President, Chief Operating Officer and Director    2880 Lakeside Drive, Suite 300
                                                   Santa Clara, California  95054

Carolyn Aver                                       USWeb Corporation
Executive Vice President and Chief Financial       2880 Lakeside Drive, Suite 300
Officer                                            Santa Clara, California  95054

Sheldon Laube                                      USWeb Corporation
Executive Vice President and Chief Technical       2880 Lakeside Drive, Suite 300
 Officer                                           Santa Clara, California  95054

Jeffrey Ballowe                                    Retired
Director                                           85 Estrada Calabasa
                                                   Santa Fe, NM 87501

James Daley                                        Retired
Director                                           201 E. 62nd Street
                                                   New York, NY  10021

James Heffernan                                    Independent Consultant
Director                                           15908 Rose Avenue
                                                   Los Gatos, CA  95030

Robert Hoff                                        General Partner
Director                                           Crosspoint Venture Partners
                                                   18552 MacArthur Boulevard, Suite 400
                                                   Irvine, CA  92612

Joseph Marengi                                     Senior Vice President
Director                                           Dell Computer
                                                   One Dell Way
                                                   Round Rock, TX  78682

Gary Rieschel                                      Senior Vice President
Director                                           SOFTBANK Holdings
                                                   333 W. San Carlos Street, Suite 1225
                                                   San Jose, CA  95110

Barry Rubenstein                                   President
Director                                           InfoMedia Associates, Ltd.
                                                   68 Wheatley Road
                                                   Brookville, NY  11545

Klaus Schwab                                       Professor
Director                                           70, chemin de Ruth
                                                   CH-1223 Cologny/Geneva
                                                   Switzerland

                                   Schedule B
                                   ----------

Stockholder (1)                                   Shares Beneficially Owned
---------------                                   -------------------------
Carlton Baab                                                         34,902
Chief Financial Officer and Vice President
     of Finance and Administration
CKS Group, Inc.

Alexandre Balkanski                                                  20,416
President and Chief Executive Officer
C-Cube Microsystems
1778 McCarthy Boulevard
Milpitas, CA 95035

Robert Clarkson                                                      66,465
Executive Vice President, Business Development
     and Secretary
CKS Group, Inc.

Kimberly Johnson                                                     18,967
Executive Vice President of Operations,
CKS West

Mark Kvamme                                                       1,555,337
Chief Executive Officer and Chairman of the
     Board
CKS Group, Inc.

Pierre Lamonde                                                      323,685
General Partner, Sequoia Capital
3000 Sand Hill Road
Bldg. 4, Suite 280
Menlo Park, California 95054

Barry Linsky*                                                         6,250
Executive Vice President
The Interpublic Group of Companies, Inc.
1271 Avenue of the Americas
New York, NY 10020

Michael Slade                                                        12,250
President and Chief Executive Officer
Starwave Corp.
13810 SE Eastgate Way
Bellevue, Washington 98005

Ian Small                                                            28,417
Executive Vice President and Chief
     Technology Officer

Stockholder (1)                                   Shares Beneficially Owned
---------------                                   -------------------------
Thomas Suiter                                                     1,141,835
Chief Creative Officer and Director
CKS Group, Inc.

The Interpublic Group of Companies, Inc.*                         1,988,315
1271 Avenue of the Americas
New York, NY 10020

___________________

(1) Unless otherwise indicated, each of the stockholders may be reached at the CKS's corporate headquarters at 10441 Bandley Drive, Cupertino, CA 95014.

/*/ Barry Linsky is a Senior Vice President at The Interpublic Group of Companies, Inc. ("IPG"). For purposes of this table, the shares listed as beneficially owned by Mr. Linsky and IPG relate to separate and distinct shares.